Q4 Employee All Hands Welcome ! Mike Klayko Brocade Communications Systems, Inc. August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Agenda Outstanding Q3 Results Something Else......

Q306 Preliminary Results Q3 Revenue $188 - $189M $174 - $183M Non-GAAP EPS $0.10 - $0.11 $0.07 Q3 Sell Thru $189 - $190M Prelim Results Guidance Revenue Growth 54% YOY!

The Deal Key Highlights Transaction Overview Significant Synergies and Shareholder Value Financial Details Integration What to do in the interim

Brocade Acquires McDATA The combination of Brocade and McDATA will significantly benefit our customers, partners, and shareholders and is an important step that builds on Brocade's vision for the next generation data center, leveraging Brocade's product innovation and operational discipline

Key Highlights Creates broader range of solutions and services that protect and extend customers' existing investments in SAN infrastructure Accelerates the pace of innovation to deliver next generation solutions to address customers' information management challenges Benefits OEM partners by reducing operational costs, accelerating investment in differentiated solutions to jointly develop new markets, and delivering higher levels of support and service Transaction expected to be accretive with annual synergies of approximately $100 million

Transaction Overview Brocade and McDATA have entered into a definitive agreement under which Brocade will acquire McDATA in a stock-for-stock transaction Under terms of the agreement, McDATA stockholders will receive 0.75 shares of Brocade common stock for each share of McDATA class A common stock and each share of McDATA class B common stock they held Expect to close as early as Brocade's first fiscal quarter 2007 Upon close, McDATA shareholders will own approximately 30% of the combined company Based on Brocade's closing stock prices on August 7 2006, the transaction is valued at approximately $4.61 per McDATA share, or approximately $713 million The transaction requires approval by both Brocade and McDATA shareholders and is subject to regulatory review

Delivering Compelling Customer Benefits A broader range of solutions that protect and extend the billions of dollars of investments our customers have made in networked storage Interoperability and management unification Acceleration in the pace of innovation to deliver new, meaningful solutions to address ongoing information management challenges Enhanced service and support capabilities

Investment Protection and Extension We're committed to developing unified interoperability and management tools to operate across the range of Brocade and McDATA installed platforms. We are confident that we will have the scale in both engineering and services to accelerate the time-to-market for new functionality and solutions.

Unique Benefits for Our OEM Partners Minimize operational costs Reduce qualification time Accelerate investment in differentiated solutions to jointly develop new markets Deliver even higher levels of field support and service to drive greater customer satisfaction

Key Advantages of Combination Scale to take advantage of the leverage that exits in Brocade's long-term financial model. Strong financial position and strong cash flows Diversification of Brocade's business mix into adjacent high growth markets

Significant Value Creation Through Cost Synergies Accretive to Brocade's EPS, on a non-GAAP basis, by the fourth quarter of combined operations Approximately $100 million in annualized cost synergies by the fourth quarter of combined operations Both headcount and non-headcount based expense savings Operate on a combined basis within Brocade's long term financial model by the end of the first full year of combined operation.

Integration Philosophy Brocade will lead the integration process. We will devote significant attention and resource, including strategic advisors where required, to ensure a smooth, efficient and quick integration. We believe Brocade's leadership team and combined company's resources will allow us to quickly assess and make the appropriate decisions regarding the combined business. We believe that we understand the integration challenges and risks associated with this transaction, and we will be decisive and swift in our actions.

Benefits to You Stronger and more competitive company Better opportunity for personal and professional growth Leader in innovation and future technologies Broadest product offering Strongest installed base

Key Messages to the Market The focus is significant customer and partner benefits Competitive landscape will remain strong We are absolutely committed to investment protection for our respective customers Positions us for investment and growth in the evolving data center of the future Natural convergence point with next generation technologies

What does it mean for Brocade? Before deal closing After deal closing Nothing changes, we operate as we have always operated No changes to reporting structure No changes to management teams No changes to our relationship with OEMs, Suppliers or Business Partners Brocade executive team will lead the combined company Integration plan will define appropriate organizational refinements

What does it mean for You? Before deal closing After deal closing CUSTOMER RETENTION CUSTOMER SATISFACTION Nothing changes, we deliver on roadmap and sales targets We sell and promote Brocade products and vision We COMPETE TO WIN vs. everyone! CUSTOMER RETENTION CUSTOMER SATISFACTION Nothing changes, we deliver on roadmap and sales targets We sell and promote Brocade products and vision We COMPETE TO WIN vs. all competitors Opportunities for growth and career development

Ensuring our Legal Obligations Tyler Wall General Counsel Brocade Communications Systems, Inc. August 8, 2006

What You MUST Do Continue to operate the business as usual (i.e., assume no acquisition) Continue to execute on our product roadmap, strategy and company vision Continue to compete consistent with past practices If you interact directly with our customers, partners, investors or other outside third parties, strictly follow the prepared messaging regarding the acquisition

What You CANNOT Do Change your plans or execution strategy because of the proposed acquisition Gloat to customers, partners or other third parties Make any statements about the acquisition to the press, analysts, stockholders or any other outside party Contact anyone from McDATA or share any verbal or written information with them without prior approval of the Legal department - No joint sales or other meetings

Call to Action Continue to compete and win Focus on customer retention and satisfaction; do NOT let the competition in!!! Questions? - ask your functional VP, check the company intranet, or acquisition@brocade.com available at end of day

Thank You Brocade Communications Systems, Inc. August 8, 2006

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com. Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.